Confidential Treatment Requested

by The Ex One Company, LLC.

Pursuant to 17 C.F.R. § 200.83

December 20, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

        Attention: Ms. Amanda Ravitz

CONFIDENTIAL TREATMENT

REQUESTED PURSUANT TO 17

C.F.R. § 200.83 HAS BEEN

REQUESTED BY The Ex One Company, LLC

Re:	The Ex One Company, LLC
Registration Statement on Form S-1
Filed November 13, 2012
CIK No. 0001561627

Dear Ms. Ravitz:

This letter is being furnished on behalf of The Ex One Company, LLC (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 10, 2012 to Mr. John Irvin, Chief Financial Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (CIK No. 0001561627 ) (the “Registration Statement”) that was filed with the Commission on November 13, 2012.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we have filed Confidential Draft Submission No. 2 and Amendment No. 1 (“Amendment”) to the Registration Statement. The Amendment has been revised to reflect both the Company’s responses to the comments from the Staff and certain updating and conforming changes. All page numbers in the responses below refer to the Amendment, except as otherwise noted. We are delivering by messenger a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.

The Company respectfully requests, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to portions of the Company’s response to Comments 23 (certain support provided under separate cover) and 39 below. The redacted information is marked with bracketed asterisks (“[***]”) and the page on which it appears is marked with the confidentiality legend required by Rule 83. The Company believes that the redacted information contains information that is covered by one or more exemptions in the FOIA because of the commercially sensitive nature of the information contained herein. Please note that the unredacted version of this letter is being delivered to the Commission separately.

Facing Page

1.

Please provide us with more detail about the proposed structure and mechanism of your anticipated reorganization from a limited liability company to a corporation. Your explanation should discuss the number and nature of the LLC holders who will receive common stock, how holders of different classes of LLC interest will be treated, the exemption from registration upon which you intend to rely, and whether you intend that the reorganization process will be complete before the effective date of this registration statement.

Response:

It is the Company’s intention to affect its Reorganization on December 31, 2012, before the anticipated effective date of this registration statement. It intends to merge The Ex One Company, LLC, a Delaware limited liability company (the “LLC”), with and into EXO Acquisitions Company, a Delaware corporation (the “Corporation”), which will be the surviving entity and will change its name in the merger to The ExOne Company. In the Reorganization, all of the LLC’s common units (amounting to 10,000,000 units held by six persons) will be converted into an aggregate of 5,800,000 shares of the Corporation’s common stock (a 1 to 0.58 conversion ratio). In addition, all of the LLC’s Class A preferred units (amounting to 18,983,602 units held by 3 persons) will be converted into an aggregate of 18,983,602 shares of the preferred stock of the Corporation (a 1 to 1 conversion ratio). The rights and preferences of the Class A preferred stock will be fundamentally identical to such terms of the Class A preferred units from which they convert. Immediately prior to the consummation of the offering, the shares of Class A preferred stock will convert into shares of common stock on a 9.5 to 1 basis (or a total of 1,998,273 shares of common shares). While each holder of Class A preferred stock has the right to elect to retain its shares of Class A preferred stock, they have each waived their respective right to do so. There will be no Class A preferred stock outstanding after the consummation of this offering.

The exchange of securities that will occur in the Reorganization is exempt from registration under Section 4(2) of the Securities Act as a private placement. The Staff has previously recognized that registration is not required where securities are issued in a transaction that is merely a change of form of the issuer and not a change in the substance of it, as where an entity is a party to a merger to change its domicile. In the Reorganization, the LLC is merely converting itself into a corporation with the same persons being the stockholders of the corporation as were the members of the LLC and each having the same proportionate equity interest in the corporation as in the LLC, with no change in the kind or amount of assets owned by the surviving entity. In essence, the securities being issued in the merger transaction are exempt from registration because the transaction does not involve a sale.

Cover Page

2.

We note your disclosure that you are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Given your disclosure on pages 4 and 31 indicating that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

In addition, consider describing the extent to which any of the exemptions available to you as an emerging growth company are also available to you as a Smaller Reporting Company.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company has added the requested risk factor on Page 15 of the Amendment.

In addition, the Company notes that it does not intend to utilize similar exemptions available to it as a smaller reporting company, and in any event, it does not believe it would continue to qualify as a smaller reporting company beyond the end of the second quarter of 2013.

The Company has not presented any written communications, as defined in Rule 405 under the Securities Act, nor has it authorized anyone else to do so on its behalf, to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide all Rule 405 correspondence in the future.

The Company is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

Prospectus Summary, page 1

3.	Please revise your summary to highlight your accumulated deficit, net losses in recent periods, and the language regarding your ability to continue as a going concern in your auditor’s report.

Response: We have revised page 1 of the Amendment as requested.

4.

Please provide us with objective, independent support for your claims regarding your industry and your position within the industry, including the benefits over traditional design and manufacturing highlighted in the bullet points on page 2 and the statements in the bullet points under the caption “Our Competitive Strengths” starting on page 2. Also, explain how you believe that each of the factors you highlight provide you with a competitive advantage, and/or, why your competitors do not also enjoy this advantage.

Response : The Company’s claims regarding its industry and its position in that industry are supported by the following publications or excerpts from publications, which we are providing to the Staff under separate cover (the “Reports”):

a.	“Could 3D Printing Change the World?” Strategic Foresight Report, October 2011, Atlantic Council;
b.	“Additive Manufacturing Technologies,” by Gibson, Rosen and Stucker;
c.	“Additive Manufacturing: Status and Opportunities,” Science and Technology Policy Institute;
d.	“Outlook Strong for Metalcasters,” Modern Casting, January 2012; and
e.	“Additive Manufacturing and 3D Printing State of the Industry,” Wohlers Report 2012.

These articles are a sampling of recent publications and articles on the state of Additive Mnaufacturing (“AM”), which has been discussed in publications as diverse as “Foreign Affairs” and “The Economist.”

For example, in the Atlantic Council Strategic Foresight Report, on page 5—6, ACUS cites many of the same advantages of AM as are noted in the prospectus. Among other things, ACUS discusses the following general AM advantages:

•	Design Freedom (p. 5 “Increased Part Complexity”),
•	Reduced Cost of Complexity (p. 5 “Complexity is free”),
•	Mass Customization (p. 5 “Digital Design and Manufacturing”),
•	Co-Location/ Just-In-Time Manufacturing (p. 6 “Instant production on a global scale”) and
•	Reduced Time Between Design and Production (p. 5 “Digital Design and Manufacturing”).

Similarly, please refer to the excerpt from the book Additive Manufacturing Technologies, pages 8 and 9, where it discusses some of the same points.

As described on page 1, within the broader AM industry, the Company targets customers in aerospace, automotive, heavy equipment, power fluid handling and other industries. The 3D printing process or technology it uses (printing utilizing chemical binding agent as opposed to other applications) and the printing materials in which it prints (industrial qualified materials for printing including silica sand, ceramics, stainless steel, bronze and glass) distinguishes the Company from its competitors. For instance, a 3D printing company that prints in resins could make a prototype for an industrial company so it can test the form, shape and fit of a product, testing the product’s function or using it as a final part would require the prototype to be printed in the final required material (such as metal), not resin. The Company believes that it is a leader among all 3D printing companies in providing products to industrial customers because it is one of the few companies in 3D printing that prints 3D products and manufactures machines to be sold to customers who desire industrial-grade final parts or molds for final parts.

Also, with respect to the section titled “Competitive Strengths,” please see pages 70 and 71 of the Wohlers Report, including the section on “Binder Jetting” (which is the report’s term for 3D printing). Among other things, the report acknowledges that the Company builds large platforms with higher print speeds (“Volumetric Output Rate” and “Printing Platform Size”) than other companies. The remaining four strengths are statements of fact, which have not yet been the subject of published independent reports. The Company prints in materials used by industry. It uses chemical binding. It has three facilities in the United States, one in Germany and one in Japan, and thus has an international presence. In addition to its three facilities in the United States, with more planned, which is support for the idea that it co-locates in the United States with potential customers, as opposed to those customers using off-shore manufacturing capacity.

The Company has two kinds of competitors: those that are involved in AM and those that are involved in traditional manufacturing. Our advantages over those competitors that are not in the AM industry is that those competitors do not have the advantages that we describe under “Our Industry and Recent Trends” starting on page 1, as supported by the articles listed above. Our competitors within the AM industry have some of the same strengths as the Company for the reason that they all share an underlying technological approach. The difference between the Company and its AM competitors is that the Company has combined the attributes described starting on page 2 to step into a distinctive market position. These advantages can be summarized as:

•	3D printing utilizing chemical binding as a core technology enables larger print platforms and higher print speeds.
•	Most of the other companies that use 3D printing do not print in the range of materials that we do, as developing the technology to print in new materials is not easily duplicated.
•

Our license from MIT has protected our position as a 3D printing company that can print in metals, ceramics and other industrial materials. We have used this protection to create machines that are used in both our PSCs and sold to customers.

•	We are an early entrant into the industrial world market which gives us an advantage when dealing with potential customers with worldwide production facilities.

5.

Please tell us the criteria you used to highlight the customers you have identified in your summary and on pages 52 and 66 of your business section, and whether you have identified each of the customers that satisfy these criteria.

Response: The Company has highlighted certain customers in the prospectus that were chosen to present a cross section of industries and regions served by the Company. These customers met the following criteria: (1) the customers are recognizable to potential investors; (2) the customers are significant in terms of business volume with the Company; and (3) the customer gave explicit permission to be named in the prospectus. All of the foregoing kinds of customers that the Company solicited for permission to be included in the prospectus that granted that permission were named in the prospectus.

6.

If it is appropriate to highlight your recent revenue on the first page of your summary, please balance this disclosure with equally prominent disclosure of your net losses for the same periods, rather than merely including your non-GAAP measures as a comparison.

Response: Based upon the Staff’s comment, we have revised page 1 of the Amendment to disclose our net losses for the periods presented.

7.	Please tell us the remaining hurdles you face before you are able to use the additional industrial materials you mention in the third paragraph.

Response: In general, the Company qualifies materials for 3D printing through the following process:

1) It identifies a source for a particular powdered material of the desired kind that meets the recognized industry standards, but also can be spread in a layered fashion in its machines;

2) It then develops a specialized binding agent for that material;

3) Once the material and binder are available, it does several weeks of test printing, in which it adjust machine settings so as to achieve acceptable dimensional control of the printed object;

4) Once printed objects are available, the Company develops any post processing, if any, such as the creation of specialized thermal processing steps in furnaces; and

5) Once the product is processed in full, the Company tests the characteristics of the printed objects, assuring that they meet industry standards and customer requirements.

The industrial market we are targeting requires products to be printed using a process that consists of a “skeleton” of materials with an infiltrant material as a “filler.” The major challenge specific to Titanium (Ti), Tungsten Carbide (WC), Aluminum (Al) and Magnesium ( Mg) is to find the appropriate infiltrant material that enables us to produce a final product that meets customer’s standards and requirements. Additional hurdles to this process include obtaining access to furnaces capable of extremely high temperatures and overcoming potential distortion and slumping related to post-processing of very large parts.

The Company, through the ExOne Materials Application Laboratory, is currently working with experts in the field including powder supplies, binder producers, national labs, universities and customers to identify appropriate materials and processing methods to address specific issues related to Ti, WC, Al and Mg. While the Company cannot estimate when it will have final customer certification of any material, it believes that it will continue to certify additional materials in the course of its research and development. The entire elapsed time for the qualification of a material can range from 3 months to one year. The materials mentioned in the prospectus are in varying stages of this process.

8.	Please revise your discussion to reflect the fact that a significant portion of your revenues each period derives from your sale of one or a small number of printing machines.

Response: Based upon the Staff’s comments, the Company has revised the discussion on page 1 of the Amendment as requested. In addition, please refer to our Response to Staff Comment 17, as the Company has provided the number and model of machines sold for each of the periods presented in the Summary. See pages 6, 22, 33 and 39.

9.	Please disclose in the summary the identity of the selling stockholder and its relation to you.

Response: The Company has revised the summary as requested. See the Amendment at page 4.

Our Industry and Recent Trends, page 1

10.	Throughout your disclosure where you cite industry statistics, please provide us copies of your source materials marked to indicate the origin of the disclosure.

Response: The following is a list of source materials which reference the Reports being provided to the Staff under separate cover:

•	2012 report of Wohlers Associates, Inc., “Additive manufacturing and 3D Printing State of the Industry.” See pages 131 and 181, in support of comments on pages 2, 53 and 54 of the Amendment.
•	2012 World Machine Tool Output & Consumption Survey. See Page 1 in support of comments on pages 2 and 54 of the Amendment.
•	Metal Forecast and Trends Report, American Foundries Society, as quoted in Modern Casting, January 2012, See pages 30 through 33, in support of comments on pages 2 and 54 of the Amendment.
•	IDA Science and Technology Policy Institute, Additive Manufacturing: Status and Opportunities, March 2012, pages 1 through 4, in support of comments on pages 1, 52, 53 and 54 of the Amendment.

Use of Proceeds, page 18

11.

Please revise this section to disclose the approximate amount of the net proceeds you intend to use for each principal purpose as required by Regulation S-K Item 504. Also, to the extent that your disclosure that you may borrow additional amounts under the line of credit prior to the effective date of this offering is attempting to reserve the right to change the use of proceeds, please provide the disclosure required by Instruction 7 to Regulation S-K Item 504 regarding the specific contingencies and alternatives. Further, please highlight in this section the interest of your affiliates in the proceeds.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page 18 of the Amendment to reflect an additional use of proceeds, which is to fund an acquisition related to the Company’s variable interest entities. The Company believes that its other disclosure under “Use of Proceeds” complies with Regulation S-K Item 504. Other than the planned repayment of indebtedness and the acquisition, which are discussed in “Use of Proceeds,” the Company states that it is planning to use the proceeds primarily for research and development to improve the technology of its machines, to add Production Service Centers (“PCSs), and increase the number of materials in which it can print, all of which are working capital purposes. Under S-K Item 504, the Company is not required to disclose specific amounts to be spent on those items. It does not plan to use any of the proceeds to purchase any specific assets or to engage in any other acquisitions. In addition, the Company specifically notes that it is not able to estimate how much it will expend for each of these purposes because of the uncertainty of timing and needs of accomplishing these purposes. For example, the Company has not identified specific sites for new PSCs, so it is impossible to tell how quickly and at what costs they can be established.

We respectfully advise the Staff that the Company is not reserving the right to change the use of proceeds with respect to the Rockwell Line of Credit. We have revised the disclosure in “Use of Proceeds” to reflect the interest of the Company’s affiliates as requested. See the Amendment, page 18.

To the extent that the Company develops specific uses for net proceeds that require disclosure under Regulation S-K Item 504, the Company will amend its filing prior to effectiveness

Capitalization, page 19

12.	Cash and cash equivalents are not a component of capitalization. Please remove this item from your capitalization table.

Response: Based upon the Staff’s comment, we have removed cash and cash equivalents from the table.

Management’s Discussion and Analysis, page 24

13.

Explain how your 3D printing machines differ from other printing companies’ machines in the last paragraph on page 24 and provide the basis for your conclusion regarding the degree of acceptance of 3D printing in the United States, as discussed in the second bullet point on page 25.

Response: Based upon the Staff’s comments, we have revised the discussion on page 24. Initially, we note that the statements that are the subject of the Staff’s comment are under the heading “Outlook” on page 24, in which the Company gives the investor some guidance as to its outlook for the business. The second sentence in the first paragraph on page 24 says “We occupy a defined space in the 3D printing market because of the size of our machines and their application for industrial products and qualified industrial materials.” This sentence describes the main differences between our machines and those of other 3D printing companies.

The Company expects that growth in the 3D printing market generally will help our sales because 3D printing sales generally will “have a positive effect on the public’s awareness of our industry.” The Staff will recall that in several places in the prospectus, the Company states that it believes that increasing public awareness of AM, as with all new technologies, is a key to increasing sales of AM machines and products. In the context of the paragraph, we believe that we have already described the main differences between our 3D printing machines and those of other 3D printing companies. Further, we do not believe that presenting a feature by feature discussion of our machines and those of other companies will help investors understand our outlook on the Company’s business prospects. However, for the information of the Staff, we note that our 3D printing machines are different from many other 3D printing machines in some combination of process type, machine size, machine speed and our printable materials which we can offer to customers.

The second part of the comment relates to a bullet point under a paragraph which describes some of the factors upon which our growth in 2013 is dependent. The second bullet point states that one of those factors is the demand for our products. In it we note that we expect demand in the United States to increase as awareness and acceptance of 3D printing increases. We base this not only on our experience in the industry, but also on the various publications we are providing to the Staff, particularly the Wohlers Report. Put another way, there is evidence that the 3D printing industry has been growing at a rapid rate in recent years. There is no reason to believe that trend will change in the foreseeable future.

How We Measure Our Business, page 26

14.

Under Interest Expense, please reconcile the statement that the preferred units will convert to common units prior to the offering with disclosure in the notes to financial statements which indicates that conversion is at the option of the holder.

Response: We have revised the discussion on page 27 of the Amendment to clarify: the rights of the preferred unit holders (including the rights they will have after the conversion of their preferred units into shares of Class A preferred stock); that the conversion into common stock will occur no later than the closing of the offering; and that the holders have agreed to convert their preferred stock into common stock immediately prior to the consummation of this offering.

15.	Under income taxes, please describe the expected impact of conversion to a C-Corp on your financial statements, including your consideration of the accounting guidance from SAB Topic 4-B.

Response: We have included on pages 4 and 27 of the Amendment a discussion of: recognizing the deferred taxes resulting from the book versus tax basis difference from the Company’s assets and liabilities at the date of conversion in the Company’s financial statements; and the future effect on the Company’s tax provision of being a taxpayer for U.S. federal and certain state and local tax jurisdictions income tax purposes.

Pursuant to SAB Topic 4-B, to the extent that the Company has undistributed earnings on the date its LLC status is terminated, such earnings will be included in the Company’s financial statements in the period in which the LLC is terminated as additional paid-in capital. This assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation. This disclosure has been added to pages 4 and 27.

Results of Operations, page 33

16.

Please expand your disclosure to discuss the reasons for the change in revenue from the second half of 2011 compared to the first six months of 2012. In this regard, it is not clear whether you attribute these changes entirely to the seasonality discussed at the top of page 46, or whether other factors led to this change.

Response: We have revised our disclosure on pages 33 through 39 of the Amendment (where the Company replaces the interim financial information for the six months ended June 30, 2012 and 2011 with the interim financial information for the nine months ended September 30, 2012 and 2011.)

Summary, page 34

17.

We note your reference to the offset due to “sale mix of machines.” With a view toward expanded disclosure throughout your results of operations discussion, please tell us the number and model of machines you sold during each of the periods presented.

Response: We have included the number and model of the machines sold for each of the periods presented on pages 6, 22, 33 and 39 of the Amendment. Also please refer to the Response to Staff Comment 8 above.

Liquidity and Capital Resources, page 46

18.	Please revise to disclose your funding requirements for the next 12 months.

Response: We have revised our discussion as requested. See page 46 of the Amendment.

19.

Please revise to disclose the terms of the financing arrangements with your “majority member,” including the conversion features of your current obligations, and clarify here the identity of your majority member. Also clarify whether this agreement will terminate prior to the completion of your offering. If the agreement will not terminate, please tell us why your exhibit index does not indicate that you intend to file the agreements reflecting these obligations as exhibits to your filing. Also tell us why you are not required to file your line of credit agreement with the German bank as an exhibit to your filing.

Response: We have made the requested revisions. See “Liquidity and Capital Resources” on page 46 of the Amendment. As noted therein, the Rockwell Line of Credit will terminate upon consummation of this offering.

We are filing the Line of Credit with the German bank as Exhibits 10.11, 10.12 and 10.13.

Financing Agreements, page 48

20.

Please revise to disclose the material terms of your agreements with Lone Star and Troy Metal in an appropriate section, including the terms of your VIE agreements and of your debt guarantees and collateralization agreements. Please add appropriate risk factor disclosure reflecting the extent to which there is a security interest in your assets. Also, please tell us why your exhibit index does not indicate that you intend to file your agreements with the VIEs as exhibits to your filing.

Response: We have made the requested revisions. See “Financing Agreements” on page 48 and the new Risk Factor on page 10 of the Amendment. We note that we have previously listed in the Exhibit Index all of the agreements which exist between the Company and the VIEs.

Going Concern, page 50

21.	Please reconcile your disclosure here that the Class A Preferred Units were converted in February 2012 with your disclosure in the penultimate paragraph on page F-50.

Response: We have re-confirmed that in February 2012 (not May 2012) the redemption feature was removed from the Redeemable Class A preferred units (which were classified as a liability as of December 31, 2011) thus causing them to be renamed Class A preferred units (which were classified as equity as of June 30 and September 30, 2012). Accordingly, page F-34 and page F-50 of the Amendment have been revised to reflect February 2012 rather than May 2012.

Business, page 52

22.

Please revise this section to clearly present the information required by paragraphs (1) and (3) of Regulation S-K Item 101(h), including when you separated from Extrude Hone Corp. and the 2007 acquisition discussed in the second paragraph on page 76.

Response: We have made the revisions requested. See “Business,” Page 52 of the Amendment.

The Additive Manufacturing Industry, page 52

23.

With a view towards disclosure in an appropriate section, please tell us the barriers to competition with traditional manufacturing that you have considered, including for example the current manufacturing time and cost comparisons, and any issues regarding the quality of products using your 3D printing process compared to traditional manufacturing. Also, please provide us with the information you used to create the chart on page 54, including the current and future ExOne cost curves and the subtractive manufacturing cost curve.

Response: The Company’s view on competition between AM generally and 3D printing, on the one hand, and subtractive manufacturing, on the other hand, are set out under “Business” from Page 52 to Page 55 of the Amendment. In the Company’s view, and that of the industry as a whole as supported by in the Reports, AM is slowly but steadily replacing traditional manufacturing in a variety of industrial applications. The rate of that replacement is a function of:

•	The significant value of the installed subtractive manufacturing base that is already in place.
•	The low unit cost that result from that large, inflexible installed base.
•	The consistent quality that the traditional installed base yields, as a result of years of quality initiatives.
•	The range of materials developed for traditional methods over many years.

The traditional, installed industrial tool and die base is static, in the sense that little incremental improvement is possible in speed, cost or flexibility. On the other hand, AM is making rapid strides in all categories, with much more potential for improvement. As this improvement in AM effectivity is realized, the displacement from traditional methods occurs.

There are no significant quality issues relating to products produced on our machines compared to those produced using subtractive manufacturing other than the quality advantages noted on the pages noted above in this Response.

The Company advises the Staff that the chart on page 54 provides a general illustration of our potential market opportunity. Although the chart is representative and is not based on specific observable data, it does demonstrate a key characteristic of new technologies that the Company believes applies to its industry based upon market experience: as new technologies evolve and are refined, the cost of utilizing the technology – as measured in the unit cost of production, in this case – decreases over time. Furthermore, in traditional, subtractive manufacturing processes that require removal of material from solid stock, machining and processing costs increase as the desired object increases in complexity. With respect to the cost curve on page 54, there are two critical aspects to the curve. The upward sloping curve represents the cost to manufacture products using subtractive manufacturing processes, which require the removal of material from solid stock. With increasing complexity, subtractive manufacturing requires additional machining and processing, resulting in increasing costs. The ExOne cost curve is flat relative to complexity, as products are printed or produced based on a CAD drawing, and the actual cost to produce a simple part is the same as a more complex part because no incremental machining or processing is required with complexity.

The Company has demonstrated over time that by utilizing new technology to increase both the size of the build box as well as the speed of the printhead, the costs per unit to produce parts has declined with each new generation of machine. Thus, the graph depicts the Company’s cost curve shifting down over time as this phenomenon is realized. As this occurs, there is a larger addressable market of potential customers that see the cost advantage of using this technology relative to subtractive manufacturing processes.

The Company has included disclosure on page 54 of the Amendment clarifying that the chart is representative and not generated based on specific data limits the risk of misinterpretation.

As support for our inference regarding the unit cost of production, the Company has attached the following charts and backup data which show that the machine cost per cubic inch has decreased over each new generation of machine we have made, which we believe validates the illustration of unit cost on our machines decreasing over time.

Our Customers, page 66

24.	Please reconcile your disclosure here with the disclosure in Note 17 on page F-58 and explain how you have provided all of the information required by Regulation S-K Item 101(h)(4)(vi).

Response: We have expanded the discussion as requested. See page 66 of the Amendment.

Suppliers, page 67

25.	Please revise to disclose the names of your principal suppliers as required by Regulation S-K Item 101(h)(4)(v).

Response: We have amended the disclosure under “Suppliers.” See page 66 of the Amendment.

Intellectual Property, page 67

26.	Please revise this section to clarify the impact of the expiration of your license agreements. Also, disclose the duration of your patents.

Response: We have made the revisions requested. See “Intellectual Property,” page 67 of the Amendment.

Principal Stockholders, page 74

27.	Please tell us how this table reflects your outstanding convertible debt or revise accordingly.

Response: The Company has no outstanding convertible debt.

Certain Relationships and Related Party Transactions, page 75

28.

Please revise to ensure you provide all of the information required by Regulation S-K Item 404, including the approximate dollar value of the services agreements referenced in the third to last paragraph on page 75 and the identity of the related party referenced in the first paragraph on page 76.

Response: We have made the revisions that you requested. See “Certain Relationships and Related Party Transactions” on page 75 of the Amendment. As a result of our review of the information you requested, it was clear that several of the transactions that we originally described involve amounts less than an aggregate of $120,000 over the period from January 1, 2010 to the present and, therefore, do not have to be disclosed. As a result, we have deleted the references to those transactions. The paragraph on page 76 that was headed “Purchase of Real Estate” describes a transaction that is not a related party transaction but was included in the registration statement. That paragraph has been removed from the Amendment.

29.	Also, tell us how this section reflects the transactions discussed in the fourth and sixth paragraphs on page F-34 or revise.

Response: We note that the transaction described in the fourth paragraph on page F-34 (now F-32 of the Amendment) does not meet the criteria for disclosure under Item 404 of Regulation S-K in that, for purposes of that Regulation, the purchaser of the equipment is not a “related party.” The sixth paragraph describes what is called the “Rockwell Line of Credit” on page 76 of the Registration Statement, which has been revised to eliminate the confusion between the disclosure on page 76 and on F-32 of the Amendment. Please also see the definition of majority member added to the Amendment on page 4.

Shares Eligible for Future Sale, page 82

30.	Please tell us where you have provided the number of holders information required by Regulation S-K Item 201(b)(1) or revise.

Response: We have revised “Shares Eligible for Future Sales” as requested. See page 82 of the Amendment.

Financial Statements, page F-1

31.	Please update the financial statements when required by Article 8 of Regulation S-X.

Response: We have replaced the interim financial information for the six months ended June 30, 2012 and 2011 with the interim financial information for the nine months ended September 30, 2012 and 2011.

Note 2. Summary of Significant Accounting Policies, page F-12

F. Inventories, page F-15

32.

We see that you provide an allowance for slow-moving and obsolete inventories. Please tell us and clarify in your filing how your accounting for inventory impairment also considers the guidance from SAB Topic 5-BB and FASB ASC 330-10-45-13. Under the cited guidance, inventory impairment charges establish a new cost basis for the applicable inventory.

Response: We have revised page F-15 of the Amendment to include disclosure of the Company’s inventory impairment charges in accordance with the provisions of SAB Topic 5-BB and FASB ASC 330-10-45-13.

Note 3. Inventories, page F-20

33.

Under SAB Topic 5-BB and FASB ASC 330-10-45-13, inventory impairment charges establish a new cost basis for impaired inventory. Accordingly, tell us why the allowance for slow moving and obsolete inventory should not be netted against the relevant categories of inventory.

Response: The Company values all of its inventories on the lower of cost, as determined on the first-in, first out (FIFO) method or market value. Overhead is allocated to work in progress and finished goods based on a normal capacity of the Company’s production facilities. Fixed overhead associated with production facilities that are being operated below normal capacity is being recognized as a period expense rather than being capitalized as a product cost. An allowance for slow-moving and obsolete inventories is provided based on historical experience and current product demand. These provisions reduce the cost basis of the respective inventory and are recorded as a charge to the cost of sales.

Based upon the Staff’s comment, we have revised page F-20 and page F-44 of the Amendment to properly net our allowance for slow moving and obsolete inventory against the relevant categories of inventory.

Note 5. Accrued Expenses and Other Current Liabilities, page F-21

34.	Tell us why you label the tax liability presented in the table as “unrecognized.”

Response: Based upon the Staff’s comment, we have revised page F-21 and page F-46 of the Amendment to properly label the tax liability for uncertain tax positions as “Liability for uncertain tax positions.”

Note 6. Segment Information, page F-31

35.

Tell us how you have considered the guidance from FASB Topic 280 in assessing whether the geographic regions presented are or are not operating segments subject to disclosure under that Topic. In that regard, tell us what you mean when you indicate that you have presented segment disclosures for the regions “as if” they were segments subject to the cited guidance.

Response: The Company has utilized the guidance from FASB Topic 280 to determine that the Company has one operating segment and thus one reportable segment. That determination was based upon the following:

The Company manufactures, sells, delivers and installs an array of 3D printing machines to support a wide range of customer needs and facility requirements and utilizes 3D printing machines to produce parts for customers though their wholly owned subsidiaries in different geographic locations. The Company’s Chairman and Chief Executive Officer (CEO) functions as the Chief Operating Decision Maker (“CODM”). He directs the activities of ExOne, makes operating decisions and assesses the Company’s performance from a company-wide perspective.

The Company has one line of business with the same products and services, production processes, types and classes of customers, methods of distributing products and providing services and economic characteristics at each of its geographic locations. Therefore, management believes that because product lines are very similar and the activities that are conducted at the different geographic locations are very similar, the Company only has one business segment and will appropriately disclose the nature of this one business segment in its financial statements.

Although the Company’s geographic regions are not operating segments management has chosen to provide disclosure similar to what is required for operating segments in the annual segment note because it was felt that the information would be useful to the users of the financial statements. Since only entity-wide information (280-50-38) on products and services (280-50-40) and geographic information (280-50-41) is actually required but not for interim reporting we have removed the segment note from our interim financial statements.

36.

Please disclose the amount of revenues and long-lived assets attributed to the United States. Please also disaggregate revenues and long-lived assets disclosures to separately identify amounts attributed to individual foreign countries, to the extent material, and disclose the basis for attributing revenues to individual countries. Refer to FASB ASC 280-10-50-41.

Response: We have revised the disclosure as requested. See page F-31 of the Amendment. See also the response to Comment 35 above.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss, page F-37

37.

Please combine the item “equity based compensation” with the relevant expense categories. Refer to SAB Topic 14F. You may alternatively disclose the amounts included in the individual expense categories parenthetically on the face of the statement of operations.

Response: We have combined “equity-based compensation” with selling, general and administrative expense per SAB Topic 14F. See pages F-31 and F-37 of the Amendment.

Note 6. Sale-Leaseback Transaction, page F-46

38.	Please clarify how the proceeds from the sale-leaseback transaction are presented in the statement of cash flows.

Response: The cash proceeds from the sale-leaseback transaction were presented as “Net Cash Used For Operating Activities,” as these proceeds resulted from the sale of inventory in the normal course of business and in accordance with the Company’s overall strategic business plan. However, as a result of additional sale-leaseback transactions during the nine months ended September 30, 2012 and a change in the Company’s overall strategic business plan, the Company believed it to be appropriate to re-examine its cash flow classification of all sale-leaseback transactions, including those executed during the prior six months ended June 30, 2012. We believe our sale-leaseback transactions have aspects of more than one

Confidential Treatment Requested

by The Ex One Company, LLC.

Pursuant to 17 C.F.R. § 200.83

class of cash flows. As provided by FASB Topic 230-10-45-22, the appropriate classification will depend on the activity that is likely to be the predominant source of cash flows for the item. As a result of the application of this guidance and a change in the Company’s overall strategic business plan, we believe the proceeds from all sale-leaseback transactions are more appropriately classified as financing activities. As such, all proceeds from sale-lease transactions are now presented in the statement of cash flows as “Proceeds from sale-leaseback transactions” within “Net Cash Provided By Financing Activities,” including those proceeds received during the six months ended June 30, 2012, in the September 30, 2012 interim financial statements.

Note 10. Equity-Based Compensation, page F-51

39.

With respect to stock-based compensation, please tell us about the nature of the sale of the similar security which formed the foundation for your common unit fair value determination. Also, tell us about any pricing discussion you have had with underwriters. Please note that we will defer final assessment of stock based compensation until you file an amendment with a proposed offering price. Also, note that we may have further comment if the proposed offering price differs significantly from recent per share fair values used for purposes of measuring stock compensation.

Response: The sale of the similar security referred to in Note 10 on page F-51 was a sale by the original purchaser of Class A Preferred Units of 3 million of those preferred units to each of two unrelated third parties, which were not affiliates of the seller, the Company’s majority common and preferred unit holder, or the Company. The price per preferred unit was the same price paid by the seller to the Company for all of the preferred units it purchased.

The Company met with the prospective underwriter in March of 2012 to initiate discussions regarding a potential initial public offering which led to an organizational meeting in April 2012 to initiate this process. The underwriter spoke with the Company about what they believed was an initial and preliminary valuation at that time based on current projections, comparable company analysis and market conditions. During the process, the underwriter provided subsequent updates to the Company based on these three conditions. The underwriter performed due diligence during this period and the financial projections also changed over time. In addition, the representation of historical financials based on an audit in accordance with U.S. generally accepted accounting principles, market conditions and the valuation of the comparable companies evolved. The current valuation, which was performed in early November by the underwriter, is based on being substantially complete with due diligence, having audited financials as well as having a current financial forecast. This current valuation is contemplated to be (“[** to **]”) per share.

Schedule

As a separate matter, we wish to inform the Staff that we hope to commence the road show in late January, 2013. With this in mind, we currently plan to file the S-1 publicly on the Edgar system on or about January 4. We would appreciate it if the Staff would keep this schedule in mind when reviewing the Company’s filings.

Thank you.

Very truly yours,

Warren J. Archer

Morella & Associates

A Professional Corporation

706 Rochester Road

Pittsburgh, PA 15237

(412) 369-9696 x 127 (phone)

(412) 369-9990 (fax)

www.morellalaw.com

cc:	Mr. Louis Rambo

Ms. Julie Sherman

Mr. Gary Todd

Mr. John Irvin